APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Emerald Yoga Studio
Balance Sheet - unaudited
For the period ended 8/28/19

		Current Period
		28-Aug-19
ASSETS		
Current Assets:		
Cash	$	2,061.00
Petty Cash		20.00
Inventory		300.00
Total Current Assets		2,381.00
Fixed Assets:		
Computer Equipment		200.00
Vehicles		2,000.00
Total Fixed Assets		2,200.00
Other Assets:		
Security Deposits		1,500.00
Total Other Assets		1,500.00
TOTAL ASSETS	**$**	**6,081.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	300.00
Business Credit Cards		934.00
Payroll Liabilities		290.00
Total Current Liabilities		1,524.00
Long-Term Liabilities:		
Notes Payable		-
Total Long-Term Liabilities		-
EQUITY		
Total Equity		4,557.00
TOTAL LIABILITIES & EQUITY	**$**	**6,081.00**

I, Landen Stacy, certify that:

(1) The financial statements of Emerald Yoga Studios, INC included in this Form are true and complete in all material respects; and

(2) The tax return information of Emerald Yoga Studios, INC have not been included in this Form as Emerald Yoga Studios, INC was formed on March 27th, 2019 and has not filed a tax return to date.

Signature: DocuSigned by: A3214F8234A5447... 8/28/2019

Name: Landen Stacy

Title: Owner